Exhibit 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC India Question and Answer session
Q2 FY 10 RESULTS
OCTOBER 09, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
 Infosys Technologies – CFO

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

HR Binod
Infosys Technologies – Head – India Business Unit

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member-
Executive Council

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Udayan

Let’s go and ask the management then that what has happened in this quarter to justify this optimism and the change in guidance.  As always, S. Gopalakrishnan, S.D. Shibulal and V. Balakrishnan, joining in to talk about the numbers.  Gentleman, Good morning and thanks for joining in.

Good numbers Kris, what happened? Your guidance was very conservative for the current quarter and you have come out and delivered numbers which are so much ahead of that guidance.  Did something change materially in the middle of the quarter which surprised you?

Kris Gopalakrishnan

We were cautiously optimistic. On one side, yes, the customers are starting to spend money, they are starting to look at new initiatives, they are starting to kick off projects.   Internally, I think we have done a fantastic job in managing our utilization, managing the cause, keeping the morale up and doing a very good job.  So it is a combination of business looking better and everything working internally very well.  So we saw 2.8% growth in the top line, margins have been maintained and utilization increased. We have added employees.  So it is an all round, good performance.

Udayan

Bala, the market was always expecting good numbers and few weeks back we spoke to you and we said no the market ……

Mitali

He slapped it on our wrist….

Udayan

I mean, we asked you, Bala what is going on? When everybody is saying you are doing well, things are looking good on the ground. Your guidance was very pessimistic, you have guided for a 10-11% drop in earnings for the current quarter and you have come in and actually done a sequential increase but you said that was all irrational exuberance.  The   numbers are much better.

V. Balakrishnan

The numbers are better. Our revenues grew by 2.8%.  If you look in constant currency, it is 1.2% because the cross-currency helps.  Dollar declined against almost all the major currencies.

Udayan

But this is not the only reason which explains these numbers.

V. Balakrishnan

Let me explain this.  I think the growth has come in. If you look at numbers, it is very positive because we added 35 new clients. The top 10 clients grew by around 6% sequentially which is very good and if you look at the offshore volume it went up by 3%. So that helped us to maintain the margin because offshore when it increases, it is very positive for the margin.  In the beginning of the quarter we said we are going to make certain investments that will impact the margins but the growth itself gave us a lot of buffer and the cost efficiency worked. So we were able to absorb those costs and still maintain the margins.  When I spoke about irrational exuberance, it was more on the expectation of 5% to 6% sequential growth which some of the brokerage firms were talking about.  But I think the currency helped over all and the revenue growth came in better.

Mitali

Shibu, you want to add to that? What exactly happened in your interaction with clients?  Did deals increase in size, did money start coming in easier or you are seeing incrementally fresh deals?

S. D. Shibulal

We are seeing stability in demand. Clients are starting to take decisions especially in the area of mergers and acquisitions and places like that. For e.g. they have done mergers and acquisitions but they have not integrated the systems.  So we are seeing that.  That is what we are seeing in the financial space.  We are working in about five instances where the mergers and acquisitions is a reason for the investment and we are seeing better traction in energy and utilities and in retail.  From the service perspective, we are seeing traction in infrastructure management, business process management. As Bala said, we have added 35 new clients. 3 of them are Fortune 500 which takes our number to 112 at this point.  So we are seeing stability in the market from a demand perspective but at the same time our clients are cautious.  As per the last survey, the recovery is still protracted.  So we need to remain cautious even in this situation.

Mitali

Kris, when you say you were cautiously optimistic in the last quarter what is Rs. 100 (EPS) to a share.  Is it moderately bullish or does it remain cautiously optimistic?

Kris Gopalakrishnan

We should remain cautious at this point.  We have to, because overall globally if you look at, yes there are signs of recovery but there is still concern about how much time it is going to take?  There are some people who still say that it could be a “W.”  In fact we had a couple of banks, our clients actually tell us that they expect probably a dip sometime in October-November.  So it is possible, right?  So in that sense, we have to be cautious.  What has done well for us is, we are able to hold on to our clients and pick-up momentum with our existing clients and internally everything has worked well for us.  Actually I think that is what this result shows.

Udayan

More than any cross-currency gains Kris, what the market is most focused on is whether they can extrapolate this 2.3% kind of volume growth that you have seen.  Do you think that can be sustained or you don’t have visibility on that because that is absolutely central.

Kris Gopalakrishnan

See we have visibility. Now we would like to actually wait for the budgets, right? The budgets will get finalized towards the end of the calendar year.  So we would like to wait for the next budget cycle to get a better feel for how it is going to pan out.  Current projection is that, there will not be a significant increase in the budget for the next year. They are going to be flat. But having said that, the allocation to fewer partners is one thing which has happened.  There has been a consolidation of strategic partners. Infosys has benefited from that and we have been able to sustain our relationships and benefit from that.  So we want to wait till we get a better visibility into the budget, how they are allocated before we say that yes, we are out of the woods.  Till then, we need to be cautious. This year we believe that even though there are budgets, the budgets will not be exhausted. The budgets, to start with, were down by about 6% to 8%.  But they are not going to flush it out.  If there is some savings, they are going to hold onto it and may be transfer that to the next year’s budget.

Udayan

Shibu, while we are seeing some volume growth which is very encouraging, we haven’t seen any significant pricing improvement in the current quarter?  Does it happen with the lag, when volume starts picking up, eventually you get more pricing flexibility and if yes, by when do you see some even modest improvements happening in pricing?

S. D. Shibulal

Pricing is stable.  Most of the pricing re-negotiations seem to be behind us.  We have done majority of them.  We have seen sporadic ones but that is normal to our business.  The revenue productivity has gone up in reported currency but there has declined in constant currency 1.1% decline in constant currency but up 0.4% in reported currency which means that the pricing re-negotiation which we did last year, the tailwind of that will come through this year because they will have to flow through. In the beginning of the year, we have predicted a 5% downturn in the revenue activity.  We are still talking about 4.5% to 5% because if you take the current pricing, you will see it is 4.5% to 5% (decline in FY 10 over FY 09).  So it is a stable environment at this point in time.

Mitali

Bala, margins are actually better than expectations.  Have you had any salary hike this quarter? Are you factoring any in next quarter? Basically, what is the level you are working with in terms of margins you can hold in Q3?

V. Balakrishnan

See, we had announced a salary hike across the board and also promotions which is effective from October 1st. In offshore, we are increasing salaries by around 8% and outside India we are increasing it by 2%. So this too will have an impact of something around 200 basis points on the margins for the next two quarters. So overall for the year, we will be able to maintain the operating margin within a narrow band of 50 to 100 basis points, as compared to last year because the first two quarters have been extremely good. We have increased the margin by 100 to 150 basis points. For the full year, it still looks better as compared to last year (H1 FY 10 over H1 FY 09).

Mitali

Kris, I think how the market is viewing this now, it that this quarter is almost a cusp for a company like Infosys. From here on, the growth will be on an upward curve. In the next financial year, actually growth will be above your trend line. In that sense can you say the worst is behind and growth is probably on an upward trajectory now rather than declining?

Kris Gopalakrishnan

So we are in a guiding for sequential growth for next two quarters. We are saying that next two quarters are going to be slightly better than this quarter.  Next fiscal year, we have to wait and we will have better data with the budgets.  Right now, next fiscal year, looks like we will start with the flat budget. But even a flat budget will be better than what it was this year because this year was a sequential decline in budgets. So there was a re-set and things seems to be normalizing at this point

Udayan

Bala, just on the point of margin, you had 34.1% last quarter, 34.6% this quarter, are you saying that the average of the second half would be closer to 33%?

V. Balakrishnan

It could down by 200 basis points. That is the impact of wage hike because 16-17% of the revenues is offshore salaries, that is going up by 8%, 35% is onsite salaries, that is going up by 2%. So impact on the margin is around 200 basis points.

Udayan

So it could come to 32% to 32.5% or there are mitigating things which can cushion it.

V. Balakrishnan

I do not know, at this point of time that is an impact which will come in incrementally for next two quarters. For the full year the budget could be within the band of 50-100 basis points as compared to last year because the first two quarters have been good.

Udayan

The other point which is a bit of surprise is that you have taken 47 (rupee-dollar rate) to give the guidance for the next quarter. Typically you don’t do that, you take the quarter ending rate. Why have you taken 47 this time?

V. Balakrishnan

See normally we take the quarter end rate whenever we guide for future quarters but whenever there is a drastic change between the quarters close and the day we announce the results, we do take a realistic rate. I think the rupee has come to 46.36 or so. We have taken 47. Rupee is a big challenge because we have seen in the last one year, it going up to 39.50 and coming all the way to 51 and going to 45-46 after the elections, again went to 50, again coming to 46. This kind of volatility is not good for the export sector in this country because it will kill the export sector. People cannot manage this kind of volatility. People were hedged for the next few years when the rupee went to 39. Some of them went broke when the rupee came to 50. Again we are going back to the same regime. I think the exchange volatility is something which the government should manage better, otherwise the export industry will get hurt.

Mitali

What kind of hedges have you taken this quarter Bala?  Because you have traditionally been hedging much lower than your peers.

V. Balakrishnan

Our hedging cover is around $ 699 million. Last quarter was something around $ 598 million. We had increased the hedges but we continue with the short term view. We are going to cover our net exposure for next two quarters at any point of time. We are not going to go beyond that because we believe in the short-term, rupee could be a function of the inflows because a lot of money is coming into our country. Some $ 13 billion has come because of the FII money, some $ 10 billion has come because of QIP’s and ADR’s. That is having a larger impact on the rupee but in the long-term, it is going to be more of a function of what is happening across the globe because the dollar has declined against almost all the currencies. That will have an impact on India also. So long-term we have to watch out, short-term I think we will manage within whatever we are doing today.

Mitali

Shibu on this subject of your top 5 clients what is the experience in the telecom this quarter?

S. D. Shibulal

The top client has come to 4.6%. It is a very important thing to note because the top client was 10.3% in the beginning of last year, it has come to 4.6% and you have to look at the growth and all the other numbers in that background. Our top ten has grown this quarter by 5.9% (reported) and the remaining clients have grown by 1.8% (reported) which means that the growth is all around. In telecom, the growth in many clients has actually been good. In fact this quarter the telecom numbers have remained stable compared with the last year.

Mitali

Your key telecom client, how is that been?

S. D. Shibulal

We don’t comment on a specific client but our largest client has come down to 4.6%.

Udayan

Kris, you are saying that you are cautiously optimistic but the market tries to read between what you are doing. I mean you have raised salaries and not insignificantly. You are now saying that you will hire more people than you thought you would. Is all of that indicating that at a core business level you have a little bit more confidence about the next few months?

Kris Gopalakrishnan

Definitely, we are confident about the future. But when you give guidance, you have to factor in the external environment and things like that. But we are definitely confident and that’s the reason why we are increased hiring from 18,000 to 20,000. We are hiring lot of laterals. We are hiring sales folks, we continue to hire sales folks. We are giving the salary increase. So definitely there is confidence in the business.

Mitali

Bala, what lever will you tend to lean on more than in order to protect margins because traditionally over the past few quarters, SG&A cost has been kept under a very tight range. That has opened up a little bit this quarter. What will you have to lean on now in order to keep the margins intact or even around the 33% mark?

V. Balakrishnan

I think we have a great model now. We are able to manage the costs now much more efficiently. Whatever we have to invest, we are making those investments. In sales and marketing, we continue to invest. Whatever we committed in the beginning of the year we are going to go through that. The growth itself is still a good margin cushion. If we are able to get the growth, that itself will offset some of the incremental costs which is coming in. What we are doing today? Today we are seeing some stability in the environment. Even though our customers are cautious, we are seeing some stability. So we have to prepare the model for  growth. That’s why we are hiring 2,000 people more. We are going to hire more experienced people and keep the model ready, utilization is low, so when the growth comes in we are much better prepared to take the growth than anybody else. So we will make all the investment which is required for the business. We are not going to cut it down but we have a great model which enables us to absorb some of these impacts.

Udayan

Shibu, this volume growth that you have seen, where does it come from? Is it principally the BFSI and the retail vertical which has contributed to most of this growth?

S. D. Shibulal

It is BFSI, retail and energy and utilities. Also in the service line, it is system integration, related to M&A activities, infrastructure management, business process management. These are the areas where the growth has come in.

Mitali

Just to scratch this point about budgets as well. The market seems to expect that going into 2010, there is actually going to be a 2-4% increase in budget. December might see a big gush of money, you are not working with that theory right now?

S. D. Shibulal

We are not working with either of those. If you look at any of the reports this year, Gartner, Forrester etc, the budget has come down by 6-8%. So as Kris said, it has reached a new plateau, new level. We expect the budget to be flat or marginally high. So the marginally high could be 1-2%. The budget flush issue - we are still seeing our clients being very cautious. As I said, in our survey with our clients, they are expecting our client recovery to be protracted which means they will continue to be cautious in spending money. Now on the positive side, if you have budget improvement, even marginal, that will lead to spend and the people available in the local markets to take care of that spend will be lower which means that will be good for the industry.

Udayan

On one hand you are saying that you are feeling a bit more confident but you are saying that your clients are cautious. So what exactly is leading to their volume growth? Is it that some temporary ramp-ups are happening but big budget freezing is not happening? Can you explain what exactly is happening on the ground?

Kris Gopalakrishnan

One is when the consolidation happened of suppliers, definitely we have benefitted from that. We have stuck on some volume increases from those consolidations. Second is 35 new clients have been added, last quarter also we added about 27 new clients. We are seeing increased volume from new business that is coming our way. Third is, there is actually volume increase by shifting work offshore, that actually goes to the bottom line also. So all these have helped us.

S. D. Shibulal

Just to add to that, the decision making is I think one of the reasons we are seeing some of the growth. This is the quarter in which we did our customer satisfaction survey and our satisfaction survey which we do every year, has seen a positive trend. It has actually increased considerably which means that the decisions which we took in being closer to the customer, in investing in sales and marketing, in delivering excellence throughout this period has really paid off because our clients are really seeing that trust being built through the tough times. So that is leading to some good opportunities for us.

Mitali

Which will not impact you as much as some of the midcap IT companies Shibu but has that process of vendor consolidation as well ended now?

S. D. Shibulal

I believe that will continue because I think during the growth of this industry, clients have gone ahead with multiple vendors and taken niche players and various other players. Right now the industry is maturing and they are starting to choose very strategic partners and those cannot be more than let’s say 3 or 4 which means that some of the consolidation will continue and we are benefitting from that consolidation. In fact if you look at our large deal wins in last half, we had nine of them and some of them are the consolidation wins where we have benefitted.

Udayan

Will it be fair to say finally Kris that this quarter, you felt the most confident that you have in the last 5 quarters?

Kris Gopalakrishnan

Yes, this quarter we are confident that our model is very strong. It is able to withstand tremendous pressures and outside there are signs of recovery. So definitely from both aspects, inside and outside, there is better confidence at this point of time.

Udayan

Ok. The Infosys management says you should be cautious but we are confident and of course it is being shown in every matrix of internal operations that has been reported over the last few days. Salaries have gone up, so a lot of people will be happy in Bangalore.

Udayan

You have been hearing the Infosys top management and now more members of the top team and the stock is up 25 rupees at its peak. To talk about the communication verticals, Subhash Dhar, Binod H.R who heads the India business unit which will be very important this time around and Ashok Vemuri who heads their very critical banking and capital market verticals, also joining now. Thanks very much gentlemen for joining in. Ashok, BFSI has had a very good quarter can you take us through what happened and what lead to the volume growth that you saw in this quarter?

Ashok Vemuri

Well couple of things Udayan. One of course is that there is a little more stability in our clients in terms of what they can do now. There is sturdy stability in the top of the house in terms of the churn etc. There is a desire to spend in terms of some of the transactions that need to be concluded which were in discussion stage. They have now moved to a point of actually being transacted. So we are seeing some of that happen. Still cautious, see an exit but definitely still in the woods.

Udayan

But any major wins which makes you confident about big ramp ups going forward in the current quarter?

Ashok Vemuri

We have had some wins and we have had new account openings as well. Of the 35 accounts that we have opened 6 of them are in the BFSI sector but I think the important thing is that a lot of the transactions that were being talked about have actually come to fruition. So there is a pickup from that perspective. Shibu talked about the M&A transactions which have actually come our way, these were in the works for the period of time and they have now finally come to a point where you can actually see the returns from those transactions. So this is both in the US as well as in Europe we are seeing a lot of that happening.

Mitali

Kris was talking about the fact that sentiment amongst your clients still remains quite cautious, what exactly has happened in this quarter then? Has the backlog gotten cleared up?

Ashok Vemuri

Backlog has gotten cleared up to a little extent. There is also an increased amount of interest in spending outside of their home markets. So we are seeing Asia actually pickup in a big way. We are seeing some amount of regulatory and compliance related stuff happening. These are things that they have to do, these are not things that they can put off. So those things that they have to do, they have actually picked up and I think it is not only just backlog but actually a lot of the plans that they had, have come to fruition in the 2nd quarter. So it is just a lucky coincidence that it happened in this particular quarter and got accumulated there.

Mitali

Binod, what about the India experience?

Binod

There are a lot of things looking up in India. There are lot of opportunities in India specially in the government sector and we are the consultants for a very prestigious project in India on the revised APDRP project which is in the Ministry of Power and we are consultants to three states: Rajasthan, Madhya Pradesh and Uttar Pradesh and we see a lot of activity in this space and a lot of movement in which the government are taking these investments very seriously and we are also seeing a lot of traction in the telecom sector in India around the value added services space.

Mitali

Are you going to bid for UID?

Binod

We are waiting for the actual details that are going to come out on the UID and we are going to evaluate it like any other project. We would evaluate our strengths in doing that particular thing and if we feel that we have the strengths in adding value, we will surely bid for it.

Udayan

Subhash, how has it been for communications because when I asked Shibu the top contributors, he singled out BFSI, retail and energy. Has communications had a good quarter?

Subhash Dhar

Communications has been flat this quarter. Given the fact that the spend has been rather anemic this entire fiscal year and over the last couple of quarters I think it has been a good quarter. We are seeing some of our clients increasing their spend and some are postponing some of their spends, it has been a rather flat quarter

Udayan

Can you break it up between geographies what happened in Europe specifically versus the US?

Subhash Dhar

Well actually our relative ratio between US and Europe and the rest of the world has remained the same. There has not been much of a currency issue here at this point in time. Between last quarter and this quarter, we have not seen much of a difference in terms of the spend patterns across geographies.

Mitali

By when do you think Ashok you would be confident to sit down and do pricing negotiations with your clients, on the up?

Ashok Vemuri

That is a little way out. Clearly there is stability, so there is a whole flight to procurement that happened earlier this year that is a happily behind us. But unless you are actually driving point focused solutions and you are addressing more of the transformational and business changing aspects of our clients, I do not think it is rationale to actually expect any price increases. But the investments that we are making in our solutions, in things that we are doing on a be-spoke basis, the M&A aspect of things, the cross border transactions etc, there we are clearly seeing price not being as important an aspect in deciding a deal, as we used to see in other deals.

Udayan

Overall Infosys has managed to bring more work offshore in the current quarter. Has there been true of BFSI specifically?

Ashok Vemuri

Yes, it has been. Most of the stuff that we are doing on a backlog basis or the projectized basis, the offshoring component has increased. But wherever we are doing more of the solutions work, where we are doing actually interface on the business side, there in the earlier periods you will see an increase on the onsite and then you will see an increase in offshore as it progresses. But yes we have benefited from the fact that the offshore component has gone up.

Udayan

Any client losses, because in the $10 million and $30 million category we have seen clients come off a bit anything in BFSI specifically?

Ashok Vemuri

No, we have not lost any clients in BFSI. We have added clients, as I said, both in Europe and the US but not lost anything.

Mitali

Binod for India opportunities what kind of deal sizes is it that India offers to Infosys?

Binod

It is very sector specific, if you look at the BFSI sector then there the deal sizes will be relatively small. But if you look at telecom, for instance the budget allocation is about Rs. 5000 Crores for the BSS/OSS work that BSNL is trying to rollout. So if you look at some of these projects you will find very large to medium-sized projects. So somewhere in the range of Rs. 2000 to 5000 crores is the size of the deal on a TCV basis. These are TCV for about 7 to 10 year period. It involves installation of the software or development of the software installation and maintenance over a period of time.

Udayan

Would it be fair that most of the revenues and the opportunities in India, most of it comes from the government and the public sector rather than the private sector?

Binod

Right now yes. I see a clear 90-10 split there. We are seeing more business coming in the government sector and of course the private sector is very cautious and has slowed down a little but I think they would also pickup because they would also have to start investing in newer technologies or go in for use of standard products which is the case in India. So I find government sector definitely is very large at this point of time.

Mitali

Subhash, how is the pipeline looking for the next 2 quarters because the expectations usually is that the coming quarter is quite one, there is lesser working days, do you expect to see a ramp up or things remaining in steady state?

Subhash

We are seeing telecom clients specially looking at going ahead with their innovation projects which they had put on hold in the past few quarters. They are trying to find that money for doing the innovation projects by doing some of their back-end stuff and consolidating with fewer vendors and pushing stock hopefully offshore as we go forward. So there is a lot more active discussions on deals and projects. So I think it is a little optimistic from what we have seen in the last 4 quarters at least from the discussions. The budgets are still a problem, the budget for this year are baked, next year there are no indications at this point in time what they will be like. So cautious optimism, that is where we are.

Udayan

Telecom has had a rough patch for the last few quarters. We saw declines and this quarter it has been flat. Can you say with some confidence that you have seen the worst and even if you don’t see dramatic improvements, you would not see that kind of declines that were being reported a few quarters back?

Subhash

See one of the things about telecom is that it is a very lumpy spent business because there are few large spenders. So it really comes down to a very few large vendors. I would say more yes than no, on is the worst is behind us at this point.

Mitali

Ashok, apart from BFSI what about the other verticals because that is seen as out of the ICU. What about manufacturing and automotive which were also considered problem spots in the US?

Ashok Vemuri

From a US perspective, manufacturing is going to be in a bit of a slow growth phase. But I think the way to look at manufacturing is not on a quarter-by-quarter basis, but you have to take a longer view on it because the cycle times are long. It has gone through a significant amount of turmoil in the manufacturing sector, if it does exist at all in the US for that matter, mostly outsourced but the width and breadth of what we do in this particular vertical is very large from discrete manufacturing to hi-tech and so on so forth and some of those aspects outside of auto and aerospace etc, are doing fairly well. If you look at the US market as a whole, retail is doing very well, utilities because of the stimulus packages actually doing fairly well, it is a highly regulated industry like BFSI and we are fairly comfortable in highly regulated industries. So we think utilities will do well but overall if you look at the US market, the macro-economic indicators do indicate a slight improvement but they are still way below where they used to be. If you take retail banking for example, that’s tracking unemployment.  So retail banking or cards businesses are still not doing very well. Investment banking is doing fairly well. We think that will turnaround faster than overall banking, corporate banking is doing well. A lot of investments happening in core banking transformation, telecom is also fairly stable as Subhash was saying, retail is definitely on the uptake but then we will have to wait and see what happens in the holiday season. So there are many ifs and buts and the fact that macro-economic indicators are still not where we would confidently say that yes we are really out of the woods yet.

Udayan

Thanks gentlemen for joining in today. We will take a quick break on that note.

Udayan

Welcome back the market is flat. Mohan morning, BG morning. So Mohan, salary hike?

Mohandas Pai

Yes we are giving 8% average hike across the board. That means everyone gets something. It is not that everybody is going to get 8% but we are going to give it and I think we are the only large company who is doing it across the board. I think it is important to keep the flock together. So if you look at what we have done in the downturn, three things standout, 1) We did not let go anybody except on performance ground. We have suffered, we had taken the hit, there have been people on the bench for a long period of time, we have put in more money on training, senior people have taken a cut in the salary, others have taken a smaller cut in the salary but we stood by our people. I think that is a very strong message. 2) We have honored all the offers that we did in colleges. So all those young people who come out of colleges with dreams in their eyes, we did not make them wait. We send them letters one year in advance telling please come on so and so date, at so and so hour and join and they have come with their parents and they are very happy and they are staying in Mysore but they have to work slightly harder because the period of training has been elongated. Then Mrs. Gandhi came there I think she was very happy to meet all of them and she saw the place and said this is a wonderful place. And 3) we had said that we will give a salary hike as things improve. So we have given a salary hike now. Things have improved in the sense, our confidence in the marketplace is higher. The fears are subdued right now compared to what it was and we give a salary hike to everybody. So I think we have kept our promises and that shows the kind of company and overall we finished our I-RACE transformation. So our HR strategy is now ready for the next phase of growth in the marketplace where the market is going to be led by sales rather than delivery. So for the IT industry exports from India where we were delivery constrained, now we are going to be sales constraint because we got to fight in the marketplace and the fight is going to be much more competitive, it is going to be much more fierce in future. We are seeing consolidation in the global marketplace, companies acquiring everybody and the consolidation means that the big may get bigger, the strong may gets stronger and the competition is going to be more fierce. And we are ready for that from HR angle.

Udayan

What was the salary hike predicated on? Was it because volumes had picked up and you are seeing better business visibility or was it more from an internal pressure or competitive pressure, you could sense some frustration in the employees?

Mohandas Pai

It is a fact that there was stability in the marketplace. We were prepared to take a hit on the earnings to pay our people. That is not the issue at all but we wanted stability because angle of the decline was very steep at the beginning of the year when we said there is not going to be a salary hike. The fears were very wide and the fears have been subdued and that angle of the decline has stabilized and it is stable and we are seeing some kind of growth. So the confidence level is higher and the moment the confident becomes slightly better, we said we must do it and we did it.

Mitali

BG, we understand the spending environment has normalized a little bit in your part of the world, what is the experience been like?

BG Srinivas

Of course the market reality while we are seeing some degree of stabilization and I would say the real good sign is the slowdown in the shrinkage per se, but it is still too early to say that things are back because the output is still low, the demand is low and unemployment is high. So the fundamental challenges continue while I would say because the shrinkage is stabilized, there is room for optimism. We are ourselves seeing more dialogue happening with our clients. So clients are ready to engage though because of the budget cuts, the decision making cycles will continue to be a little slower. So that is definitely reflecting the market sentiments today.

Udayan

Overall we are seeing some volume growth of close to 3% but has it come largely from the US or has Europe seen some volume growth in the current quarter?

BG Srinivas

Not in this current quarter and that is again not surprising because Europe always has a lag effect. Even when the slowdown hit, Europe was growing and then the same thing is happening now. As things stabilized, you will start seeing volume growth because the client activity has increased. We are also proactively investing in adding more CSG headcount in Europe. Our coverage in the Continent Europe, we are expanding both in France and Germany which are the two biggest markets outside UK. And also specifically to some sectors like retail, energy utilities, healthcare and pharma, the traction is definitely there. Manufacturing will take some time for the activities to pickup. On the banking and capital market, even in Europe things have stabilized, activity is picking up as you already heard. The vendor consolidation effort is actually paying dividends in the banking capital market space. The fact that the M&A activity is again shooting up activities within the IT integration and then these early signs could lead to more demand in the next two quarters.

Mitali

Say some of the revenue dependence though BG on your key clients like BT, RBS has that been on the decline as well in this quarter?

BG Srinivas

This quarter there has been stabilization, definitely and if you take the top five clients in Europe, except for one, in others things have stabilized and in three of them we have seen an uptake though it is slow.

Mitali

Mohan, where are utilization rates at right now and where do you want them to be in the next few quarters which you are guiding for growth?

Mohandas Pai

We want utilization to be in the high 70s or maybe very low 80s. That’s what our target is, without trainees. With trainees I think it is about 64%. It has come down. The reason is trainees have come on board. But I think we are comfortable about that. But let us remember one thing. With a lower utilization, with a pricing pressure, we have still got our margins and we are still paying salary hikes. And if utilization were to go up, we will have financial flexibility to invest much, much more compared to anybody else. So it is an extremely strong revenue model, it is an extremely strong governance model that we put in place. I just saw somebody sending me an SMS that “Infy is coming out of the recession with its margins up”. To me, it is the testimony to the kind of revenue model that we built in this company and we are very proud of it. In the board meeting today, Narayana Murthy made the remark as Chairman to everybody that look all the people have worked extremely hard during this period of intense pressure to come out successful. Now the market has stabilized. I cannot say we are successful yet because we want to see growth but we have passed a very painful phase and I think we have done quite well.

Udayan

We are going to hire more people as well 2000 people, this despite the fact that utilization is not quite where it should be?

Mohandas Pai

But we are hiring laterals Udayan. The game has changed in the sense that you want to go up the value chain, you may get larger deals, you need more laterals there, the complexity of the work is going up, end-to-end work is going up, you need more laterals and there is demand for more laterals in certain areas like infrastructure management services, enterprise solutions. So we need to get more people there. So we are getting people of a particular caliber, the lateral stream.

Mitali

What exactly has happened on the BPO side of the business, Mohan. We have not talked about that?

Mohandas Pai

BPO has done well. The BPO has grown I think about 3%-4% again and the BPO is seeing good traction. They added on some four clients and the BPO is profitable. Their profitability is quite good, you will be surprised with the numbers. The numbers are quite good. They shrunk in the number of people. They do not have a bench. They are hiring, they are going to hire more people and they shrunk in number of people because their attrition higher, if you do not hire, it stabilizes over a period of time. They added on more capability, they have won some good deals. And now we are seeing in the F&A space, in most large deals across the world where the top tier and in top 2 and they are winning their fair share. So in the BPO space, we are seeing growth again.

Mitali

You were in the CFO’s shoes for a long-time Mohan, is this a crazy situation to work with, the kind of currency volatility we are seeing?

Mohandas Pai

The currency issue is crazy because all parts are moving, so there is no stability and for all parts to move and to manage, you need a cross-currency market in India. I think our foreign exchange policy is behind the needs of Indian corporates because regulators possibly are not understanding the complexity which we have to deal with, you bill in euro, you bill in pounds, you bill in Aussie dollars and you have got assets and liabilites all over the place and the cross currency moves, the market becomes very volatile and India is extremely volatile market. Suddenly the market will collapse, suddenly the market will go the other way for various reasons. We all know that and we need to have the flexible to manage all that and we do not have all of the tools. It is extremely frustrating that we are not empowered to have all the tools in terms of cross currency markets and a liquid market at that and that is a constraint. So you have seen that happening, the dollar is weakening and you have seen the Pound weakening a bit, the Euro is going up, the Yen is getting stronger, the Aussie Dollars is getting stronger, interest rates in Australia has gone up. So I think it is extremely complex.

Udayan

Good luck gentleman. Thanks very much for joining in today, that is Infosys for this quarter. The news is good. They are cautiously optimistic as they always are